Constar International Inc.
One Crown Way
Philadelphia, PA 19154-4599
Main Phone: (215) 552-3700

June 19, 2008

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100F Street, N.E., Stop 7010

Washington, D.C. 20549

RE:	FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

File No. 0-16496

Dear Mr. Decker:

The following is our response to your correspondence by Jeffrey Gordon of June 10, 2008.

SEC Comment:

Please confirm that your book overdrafts of $12.7 million and $3.6 million as of December 31, 2007 and 2006, respectively, represent outstanding checks which have been issued, are no longer in your custody, and have not yet been presented to the bank for payment as of year-end;

Response:

We confirm that the book overdrafts represent outstanding checks which have been issued, are no longer in our custody, and had not yet been presented to the bank for payment at year end.

SEC Comment:

Please provide us with an itemization of the amount of cash and cash equivalents you held at each financial institution where you had an account as of December 31, 2007 and 2006, totaling to the balances shown on your Statements of Cash Flows of $4.3 million and $19.3 million, respectively;

Response:

The following is an itemization of the amount of cash and cash equivalents held at each financial institution where we had an account as of December 31, 2007 and 2006.

	(dollars in thousands)
	December 31,
Financial Institution	2007	2006
Institution A	$2619	$7,603
Institution B	$—	$1,736
Institution C	$9	$6,014
Institution D	$40	$45
Several institutions (Europe)	$1,586	$3,971
Cash and cash equivalents	$4,254	$19,370

SEC COMMENT:

Please provide us with an itemization demonstrating how much of the total $9 million change in outstanding book overdrafts during the year ended December 31, 2007 was associated with each financial institution where you had an account during the year;

RESPONSE:

The book overdraft represents outstanding checks related to Institution C.

SEC COMMENT:

Describe the extent to which bank overdrafts at one financial institution can be offset by positive balances at other financial institutions. See paragraphs 5 and 6 of FIN 39;

RESPONSE:

We had no bank overdrafts at any financial institution at December 31, 2007 and December 31, 2006.

SEC COMMENT:

To the extent that your cash receipts on any given day do not exceed the amount of outstanding checks presented for payment, resulting in a potential negative bank balance, please describe for us any overdraft protection or other arrangements with your financial institution whereby they are able to unilaterally withdraw funds from another account (either at the same or a different financial institution) to offset any potential negative bank balances in the account upon which your outstanding checks are written.

RESPONSE:

We do not have overdraft protection. There are no arrangements for unilateral withdrawal of funds.

If you have any questions, please feel free to contact me at (215) 552-3707 or wsobon@constar.net. Our fax number is (215) 552-3715.

Very truly yours,

CONSTAR INTERNATIONAL, INC

/S/ Walter S. Sobon
Walter S. Sobon
Executive Vice President and Chief Financial Officer

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